

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April, 29 2009

Mr. Brian C. Ferguson
Executive Vice-President and Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re: Encana Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 1-15226**

Dear Mr. Ferguson:

We have completed our review of your 2007 Form 40-F, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief